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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
Penn               Scott                          Weight Watchers International, Inc.          ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       _X__          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
 c/o Weight Watchers International, Inc.        Person, if an entity                            Vice President Australasia
       175 Crossways Park West                  (voluntary)                  01/23/03         -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
             Woodbury New York 11797                                                             Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock,    01/23/03                   M             65,875     A      $2.125        291,492               D
no par value

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Common Stock,    01/23/03                   M             16,469     A      $2.125         87,583               I          Through
no par value                                                                                                               Spouse
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Options (right to buy)               $2.125       01-23-03                  M                        65,875    See Note 1  12/17/09
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Options (right to buy)               $2.125       01-23-03                  M                        16,469    See Note 2  12/17/09
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--------------------------------------------------------------------------------------------------------
7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock,     65,875                             32,937               D
no par value
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Common Stock,     16,469                              8,235               I             Through
no par value                                                                            Spouse
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                                                                                            /s/ Scott Penn              01/24/03
                                                                                  -----------------------------------  -----------
                                                                                                Scott Penn                 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Explanation of Responses:

Note 1: Options for 94,107 shares were granted to Mr. Penn on December 17, 1999 that vest on the following schedule: 10% on December 17, 1999; 15% on December 30, 2000;
20% on December 29, 2001; 20% on December 28, 2008; 20% on January 3, 2003; and
15% on January 1, 2004. Options for 188,215 shares were granted on December 17, 1999 that, subject to meeting certain EBITDA targets, vest on the following schedule:
25% on December 30, 2000; 25% on December 29, 2001; 25% on December 28, 2002;
12.5% on January 3, 2003; and 12.5% on January 1, 2004.

Note 2: Options for 70,581 shares were granted on December 17, 1999 to the spouse of Mr. Penn. 23,527 of these options vest on the following schedule: 10% on December 17, 1999; 15% on December 30, 2000; 20% on December 29, 2001; 20% on
December 28, 2002; 20% on January 3, 2003; and 15% on January 1, 2004. 47,054 of
these options, subject to meeting certain EBITDA targets, vest on the following schedule: 25% on December 30, 2000; 25% on December 29, 2001; 25% on December 28, 2002; 12.5% on January 3, 2003; and 12.5% on January 1, 2004.


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